

March 6, 2017

Mr. Justin C. Jacobs
Management Committee Director
Mill Road Capital II, L.P.
382 Greenwich Avenue, Suite One
Greenwich, Connecticut 06830

>   **Re: Ecology and Environment, Inc.**
>   **Preliminary Proxy Statement filed on Schedule 14A by Mill Road**
>   **Capital II, L.P., Mill Road Capital II GP LLC, Mill Road Capital**
>   **Management LLC, Thomas E. Lynch, Scott P. Scharfman, Justin C.**
>   **Jacobs, and Michael El-Hillow**
>   **Filed March 1, 2017**
>   **File No. 001-09065**

Dear Mr. Jacobs:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the participant's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please revise to include proposal 4 of EEI's proxy statement, to appointment Ernst & Young LLP as auditors, in your proxy statement and proxy card, or disclose that shareholders will be disenfranchised with respect to this matter if they return your proxy card. If you decide to include proposal 4, please also describe the reasons why you recommend voting for or against it.

Proposal 1: Election of Directors, page 8

2. Please elaborate upon your Nominees intent to help address "[EEI's] declining share price and improve its performance" and discuss specific plans or intentions.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3792 or, in my absence, to Perry J. Hindin, Special Counsel, at (202) 551-3444.

Sincerely,

/s/ Jennifer López

Jennifer López
Attorney-Adviser
Office of Mergers and Acquisitions

cc: Paul Bork, Esq.
        Foley Hoag LLP